U.S. Securities and Exchange Commission ING Groep N.V.
100 F Street, N.E. Bijlmerdreef 106
Washington, D.C.

20549
1102 CT Amsterdam
The Netherlands
Amsterdam, 11 th

March 2022
Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran
Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen,
Pursuant to Section 219 of the Iran Threat Reduction

and Syria Human Rights Act of 2012 and
Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ING Groep N.V.

has made disclosure pursuant to such provisions under the heading
“Sanctions developments” in its Annual Report on Form 20-F for the fiscal year ended
December 31, 2021, which was filed with the U.S. Securities and

Exchange Commission on 11
th
March 2022.
Kind regards,
/s/ S.J.A. van Rijswijk
Steven van Rijswijk
CEO ING Group N.V.
/s/ R.P.J.

Graat
Rein Graat
CCO ING Group N.V.